NOEL E. GUARDI, ATTORNEY AT LAW
3224 S. Newcombe St., Suite 2105
Lakewood, CO 80227
303-969-8886
303-969-8887 (fax)

February 8, 2005

Division of Corporate Finance United States Securities and Exchange Commission Washington, D.C. 20549 Attention: Jeffrey P. Riedler, Assistant Director	ALSO VIA FAX TO 202-942-9533

Re:	Banyan Corporation Proxy Statement on Schedule 14A, filed February 8, 2005 File No. 000-26065

Gentlemen:

Filed herewith are page proofs to the Proxy Statement (the “Proxy Statement”) of Banyan Corporation (the “Company”). Certain changes have been made in response to the letter of comment from the staff dated February 3, 2005.

The following additional information is provided to facilitate the staff’s review. The headings and paragraph numbers correspond to those in the comment letter.

Schedule 14A
General

1. The Proxy Statement discloses the Company’s intention to to create an audit committee and the time line for its establishment by July 31, 2005. The Proxy Statement also discloses why the Company has not yet established such committee: it is not required to do so and has not recruited qualified directors. See “Directors and Executive Officers; Corporate Governance -- Audit Committee.”

2. The Proxy Statement discloses the identity of the recipient of Class A stock, Dr. Dennis Gregory, the owner of Advanced. Dr. Gregory is not an affiliate of the Company other than through his stock ownership as a result of the acquisition. See “Certain Relationships and Related Transactions -- Acquisition of Chiropractic Clinics.”

3. It is a misunderstanding that the Gelmons have paid interest in transactions that affect Company shareholders. Accordingly, the Proxy Statement does not disclose that the rates of interest received by the Gelmons in transactions that affect Company shareholders is greater than the interest paid by the Gelmons in other transactions that affect Company shareholders. We have disclosed that the interest rate paid by the Company to Dr. Gregory is 10%. This rate of interest is greater than that received by the Gelmons.

Note that a new mailing date, February 16, 2005 and a new record date, February 9, 2005, have been established after consultation with the Company’s transfer agent about time constraints in connection with the meeting. References to these dates have been changed throughout the Preliminary Proxy Statement. Note also that there are corrections to the figures in the right hand column of the table in “Executive Compensation -- Equity Compensation Plan Information,” in the number of shares in “Matters to be Acted Upon -- Proposal 2. Approval of Restated Articles of Incorporation with Amendments -- Interest of the Gelmons in Restated Articles of Incorporation with Amendments,” and the number of options in the table in “Proposal 3. Approval of the 2004 Human Resources Incentive Plan” to correct typographical errors.

A copy of the changed pages to the Proxy Statement has been faxed to the staff with a copy of this letter.

The written acknowledgement of the Company requested by the staff is attached hereto.

Thank you in advance for your cooperation and assistance in this matter. Please call if there are any questions and to let me know that the Company can proceed to file the Proxy Statement and related documents as definitive material.

Very truly yours, /s/ Noel Guardi Noel Guardi, Esq.

/enc.
cc:	Mr. Cory Gelmon President and Chief Financial Officer Banyan Corporation

BANYAN CORPORATION
Suite 500, 1925 Century Park East
Los Angeles, California 90067

February 8, 2005

Division of Corporate Finance
United States Securities and Exchange Commission
Washington, D.C. 20549
Attention: Jeffrey P. Riedler, Assistant Director

Re:	Banyan Corporation Proxy Statement on Schedule 14A, filed February 8, 2005 File No. 000-26065 Company Acknowledgement

Dear Sir or Madam:

Banyan Corporation (the “Company), acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking an action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

BANYAN CORPORATION By /s/ Cory Gelmon Title: President, Chief Financial Officer and Director